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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-

ſ..ͫ O2 2021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Washington, DC **Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 _____ AND ENDING 12/31/2020 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Archstone Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 New York Avenue NW, Suite 600

(No. and Street)

Washington	**DC**	**20005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William B. Portwood   (404) 317-4781

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Rd. #270	**Walnut Creek**	**CA**	**94258**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Portwood _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archstone Capital, LLC _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

(Notary seal: KAY COVEY, NOTARY, EXPIRES GEORGIA MARCH 20, 2021, CHEROKEE COUNTY)

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

ARCHSTONE CAPITAL, LLC

Financial Statements and
Supplementary Information

Year Ended December 31, 2020

Archstone Capital, LLC
Table of Contents



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Archstone Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Archstone Capital, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Archstone Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Archstone Capital, LLC's management. Our responsibility is to express an opinion on Archstone Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Archstone Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of Archstone Capital, LLC's financial statements. The supplemental information is the responsibility of Archstone Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Archstone Capital, LLC's auditor since 2016.
Walnut Creek, California
February 24, 2021

1

ARCHSTONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and Cash Equivalents	$	20,016
Total Current Assets	$	20,016
TOTAL ASSETS	$	20,016

LIABILITIES & MEMBER'S EQUITY

Current Liabilities:		
Accounts Payables and Accrued Expenses	$	3,700
Total Current Liabilities	$	3,700
Noncurrent Liabilities:		
Due to Capstone, LLC	$	-
Total Non-Current Liabilities	$	-
Member's Equity		
Member Equity	$	395,455
Retained Earnings	$	(379,139)
Total Member's Equity	$	16,316
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	20,016

ARCHSTONE CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue:

Commission Income	$	-
Total Revenue	$	-
Operating Expenses:		
Bank Service Charges		25
Business Licenses and Permits		350
Dues and Subscriptions		84
Insurance		472
IT and Software		528
Internet		192
Office Supplies		792
Office/General Administrative		14,400
Postage and Delivery		96
Professional Fees		46,646
Regulatory Services		2,365
Rent Expense		6,048
Taxes		537
Telephone Expense		648
Total Operating Expenses	$	73,183
Total Net Loss	$	(73,183)

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Capital Contributions	Retained Earnings	Total Member's Equity
Balance at December 31, 2019	$ 330,248	$ (305,956)	$ 24,292
Member Distributions	$ -	$ -	$ -
Net Loss	$ -	$ (73,183)	$ (73,183)
Capital Contributions	$ 65,207	$ -	$ 65,207
Balance at December 31, 2020	$ 395,455	$ (379,139)	$ 16,316

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:

Net Loss	$	(73,183)
Adjustments to reconile net loss to net cash used for operating activities:		
Increase in Accrued Expenses	$	1,761
Net cash used for operating activities	$	(71,422)
Cash flows from financing activities		
Member contributions	$	65,207
Due to Capstone	$	-
Member withdrawals	$	-
Net cash provided for financing activities	$	65,207
Increase(decrease) in cash	$	(6,215)
Cash, Beginning of Year	$	26,231
Cash, End of Year	$	20,016

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest expense	$	-
Income taxes	$	-

Noncash investing and financing activities:

Expenses paid by member on behalf of Company
included as member contributions

5

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2020

The Company did not and has not had any subordinated liabilities.

Archstone Capital, LLC
Notes to Financial Statements
December 31, 2020

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

Archstone Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). Archstone Capital, LLC is a limited liability company organized under the laws of the State of Delaware. Archstone Capital, LLC is 100% owned by Capstone LLC.

The Company is approved to conduct business as a securities broker-dealer in the private placement of securities for customers and to engage in mergers and acquisition advisory services. For the year ending December 31, 2020, the firm has not generated any revenue from such activities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Basis of Accounting

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the year ending December 31, 2020, the Company has maintained one bank account and has no investments in securities.

Commissions

For the year ending December 31, 2020, the Company has not generated any commission activity. Due to the nature of the Company's business, any revenue generated may be infrequent.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective ownership percentage. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

7

Note 2 – Related Party Transactions

The Company entered into an expense sharing agreement on February 9, 2017 with Capstone, LLC, the parent owner of Archstone Capital, LLC, for allocation of expenses at a rate of $1,939/month. These expenses include: 1) admin/salary; 2) internet expenses 3) office supplies; 4) postage and delivery; 5) rent; 6) telecommunications; 7) technology support; and 8) accounting services.

During the 12 months ending December 31, 2020, Capstone, LLC and Archstone Capital, LLC agreed to convert payables due to Capstone, LLC from Archstone Capital, LLC to additional paid-in-capital in lieu of repayment. This amount totaled $25,207 for payables accrued from December 1, 2019 to December 31, 2020. As a result, the amount due to Capstone, LLC amounted to $0 as of December 31, 2020 to cover the monthly amount per the expense sharing agreement. In addition, Capstone, LLC contributed $40,000 in capital to Archstone Capital, LLC during the year.

Note 3 – Member's Equity

From December 31, 2019 to December 31, 2020, total member's equity decreased from $24,292 to $16,316. The decrease was due to expenses incurred by Archstone Capital, LLC minus capital contributions by Capstone, LLC and the conversion of payables due to Capstone, LLC from Archstone Capital, LLC into members' equity. Capstone, LLC is the sole owner of the Company. Capstone, LLC's investment in Archstone Capital, LLC was $395,455 as of December 31, 2020.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2020, the Company had net capital of $16,316 which was $11,316 in excess of its required net capital of $5,000. The Company's aggregate indebtedness requirement was $247.

Note 5 – Going Concern

To ensure the Company has sufficient net capital and cash flow to maintain operations, the Company will need to generate revenue and/or obtain additional capital contributions in the calendar year 2021. Failure to receive additional capital or generate revenue will result in the Company's inability to continue as a broker-dealer. Capstone, LLC remains committed to funding Archstone Capital, LLC as needed to ensure the Company's ability to remain a going concern. Capstone, LLC invested $65,207 in cash and capital, in lieu of repayment, into the Company in 2020.

Note 6 – Concentrations of Credit Risk And Other Business Concentrations

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2020 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2020, the Company had no uninsured cash balances.

Note 7 – Lease Accounting

During the year ending December 31, 2019, the Financial Accounting Standards Board implemented the new accounting standard ASC 842, *Lease Accounting*. This standard did not effect the Company in the current year because the Company has not entered into any leases.

Note 8 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure on the financial statements of the Company at December 31, 2020 through the date of the report of independent registered public accounting firm. There are no such events to report.

ARCHSTONE CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

Net Capital

Total Member's Equity	$	16,316
Less: Non-Allowable Assets	$	-
Net Capital	$	16,316

Computation of Basic Net Capital Requirements

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	247
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Required	$	5,000
Excess Net Capital	$	11,316

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	3,700
Percent of Aggregate Indebtedness to Net Capital		23%

Reconciliation with FOCUS Report

Net Capital Computation	$	16,316
FOCUS IIA Net Capital Computation	$	16,316
Difference	$	-

There were no material difference between the audited financial statements and the FOCUS Report as of December 31, 2020.

SCHEDULE II

.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Archstone Capital, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption, in which (1) Archstone Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Archstone Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Archstone Capital, LLC stated that Archstone Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Archstone Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Archstone Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 18, 2021

Archstone Capital, LLC

1401 New York Avenue, NW
Suite 600
Washington, DC 20005

SEC Rule 15c3-3 Exemption

Archstone Capital, LLC (the Company) claims only one exemption from SEC Rule 15c3-3 for the fiscal year ending December 31, 2020. The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i).

There are three types of exemptions to SEC Rule 15c3-3: (k)(1), (K)(2)(i), and (k)(2)(ii). The firm is unable to avail itself to the (k)(2)(ii) exemption as it applies to introducing broker-dealers who have a clearing relationship and do not hold customer funds or securities. The firm does not maintain a clearing relationship.

The Company is exempt under (k)(2)(i) for the following reasons. 1) The firm requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The firm carries no margin accounts.

The Company met the identified provision throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to my best knowledge and belief, this exemption report is true and correct.

DocuSigned by:

William Portwood

BA324A4C1EBF4A6...

William B. Portwood
CFO

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31/2020__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Archstone Capital, LLC
1401 New York Avenue, NW Suite 600
Washington, DC 20005
DEA: FINRA
FY: December
CRD # 174435 SEC ID: 8-69573

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William B. Portwood (404) 317-4781

SEC Mail Processing

2. A. General Assessment (item 2e from page 2) $0

   B. Less payment made with SIPC-6 filed (exclude interest) (0)

   N/A 2021
   _____Date Paid

Washington, DC

   C. Less prior overpayment applied (0)

   D. Assessment balance due or (overpayment) 0

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $0

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐ 0
      Total (must be same as F above) $_____

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
   N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Archstone Capital,LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __10th__ day of __February__, 20 __21__.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

13

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 0

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   0

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   0

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii)   0

Total deductions   0

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0015 $ 0

(to page 1, line 2.A.)

2

14



CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Archstone Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Archstone Capital, LLC and the SIPC, solely to assist you and SIPC in evaluating Archstone Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Archstone Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Archstone Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Archstone Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 24, 2021